07022464

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Press release in relation to the Full Year 2006 Financial Results of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company.

Dated this 23rd day of March, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
RELEASE

PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Thursday, 22 March 2007

INDOFOOD'S FULL YEAR 2006 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES REACHED RECORD HIGH OF RP21.94 TRILLION**
- **OPERATING PROFIT UP 18.8% TO RP1.98 TRILLION**
- **NET INCOME ROSE TO RP661.21 BILLION**
- **CORE PROFIT UP TO RP768.15 BILLION**
- **EARNING PER SHARE INCREASED TO RP78 FROM RP15**

The attached press release is released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood

PRESS RELEASE

INDOFOOD'S FULL YEAR 2006 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES REACHED RECORD HIGH OF RP21.94 TRILLION**
- **OPERATING PROFIT UP 18.8% TO RP1.98 TRILLION**
- **NET INCOME ROSE TO RP661.21 BILLION**
- **CORE PROFIT UP TO RP768.15 BILLION**
- **EARNING PER SHARE INCREASED TO RP78 FROM RP15**

Jakarta – 23 March 2007 – PT. Indofood Sukses Makmur Tbk. ("Indofood") today reported financial results for the year ended December 31, 2006. Anthoni Salim, President Director and Chief Executive Officer, said : "Indofood achieved highest sales in 13 years; after successful implementation of strategic initiatives launched in 2004, despite the unexpected hurdles and challenges during the time. We also strengthened our financial position and solidified our leading market positions".

Consolidated net sales grew 16.9% to Rp21.94 trillion from Rp18.76 trillion in 2005, resulting from the strong growth in sales volume across most of the divisions, partly driven by improved distribution system and focused marketing strategies. Consumer Branded Products Strategic Business Group (SBG) including Noodles, Food Seasonings, Snack Foods, and Nutrition & Special Foods Divisions; Bogasari SBG, Edible Oils & Fats SBG; and Distribution SBG posted sales growths of 18.6%, 13.6%, 8.6%, and 32.3% respectively.

Operating profit increased 18.8% to Rp1.98 trillion with operating margin improving to 9.0%, compared with Rp1.66 trillion and 8.9%, respectively in 2005. These were the results from continuous implementation of operational and cost efficiency measures throughout the organization.

Indofood

Net income rose significantly to Rp661.21 billion or Rp78 per share, from Rp124.02 billion or Rp15 per share in 2005, mainly due to improved operating profit, lower net interest and other financing charges, absence Principal Only Swap related charges, as well as foreign exchange gain arising from the strengthening of the Rupiah. Core profit increased to Rp768.15 billion from Rp496.40 billion in 2005.

Net cash provided by operation was Rp1.49 trillion, compared with Rp800.68 billion in 2005, driven by strong operating profit growth.

The leverage ratio continues to improve with gross and net gearing ratios recorded at 1.47 times and 1.11 times (December 31, 2005: 1.59 and 1.36 times), due to significant improvement in equity and cash balance. In line with our policy to further reduce foreign currency exposure and mitigate the effects of fluctuation in interest costs, Series IV of Rupiah Bonds will be issued in the second quarter this year.

Mr. Salim further stated : "Indofood is emerging stronger and achieving expansion on several fronts. Nonetheless, with each new year bringing in a new set of circumstantial challenges, Indofood will evolve dynamically in its quest to maximize performance with improved operational efficiency and implementation of key strategic initiatives. I am confident that our current business model, supported by dedicated and committed personnel will place us in a better position to deliver sustainable results in 2007 and beyond".

PT. INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(Expressed in Million Rupiah, except per Share Data)

ASSETS

	2006	2005
	Rp	Rp
CURRENT ASSETS		
Cash and cash equivalents	1,794,451	970,911
Short-term investments	542,490	471,395
Accounts receivable		
Trade		
Third parties - net	1,390,130	1,426,279
Related parties	58,042	101,082
Non-trade		
Third parties - net	157,191	128,633
Related parties	63,124	48,411
Inventories - net	2,975,274	2,691,672
Advances and deposits	236,406	488,408
Prepaid taxes	198,981	95,435
Prepaid expenses and other current assets	41,470	49,364
Total Current Assets	7,457,559	6,471,590
NON-CURRENT ASSETS		
Claims for tax refund	268,820	414,397
Advances to KKPA project - net	72,632	-
Deferred tax assets - net	113,587	108,768
Long-term investments and advances for purchases of investments	23,103	230,080
Plantations		
Mature plantations - net	201,812	186,245
Immature plantations	355,982	146,235
Property, plant and equipment - net	6,440,524	6,041,763
Deferred charges - net	213,599	217,165
Goodwill - net	216,989	195,743
Other non-current assets	747,886	774,098
Total Non-current Assets	8,654,934	8,314,494
TOTAL ASSETS	16,112,493	14,786,084

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
	Rp	Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	2,039,664	1,447,091
Trust receipts payable	820,604	583,982
Accounts payable		
Trade		
Third parties	1,124,451	1,524,554
Related parties	53,169	59,918
Non-trade		
Third parties	158,421	213,223
Related parties	6,860	5,770
Accrued expenses	558,972	344,998
Taxes payable	195,653	102,022
Current maturities of long-term debts		
Bank loans	1,315,304	121,312
Total Current Liabilities	6,273,098	4,402,870
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bank loans	883,328	999,938
Bonds and guaranteed notes payable - net	2,192,123	3,682,426
Total long-term debts	3,075,451	4,682,364
Advances from KKPA project - net	-	9,676
Deferred tax liabilities - net	743,684	589,752
Estimated liabilities for employee benefits	428,152	354,430
Total Non-current Liabilities	4,247,287	5,636,222
GOODWILL - net	3,312	3,490
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	657,710	435,053
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(969,441)	(930,493)
Unrealized gains on investments in marketable securities - net	81,207	57,627
Differences arising from charges in equities of Subsidiaries	173,141	128,062
Differences arising from foreign currency translations	(2,497)	3,145
Retained earnings		
Appropriated	50,000	45,000
Unappropriated	4,233,280	3,619,712
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	4,931,086	4,308,449
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,112,493	14,786,084

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Expressed in Million Rupiah, except Earnings per Share)

	2006	2005
	Rp	Rp
NET SALES	21,941,558	18,764,650
COST OF GOODS SOLD	16,760,382	14,341,545
GROSS PROFIT	5,181,176	4,423,105
OPERATING EXPENSES		
Selling	2,077,419	1,727,938
General and administrative	1,128,048	1,032,670
Total Operating Expenses	3,205,467	2,760,608
INCOME FROM OPERATIONS	1,975,709	1,662,497
OTHER INCOME / (CHARGES)		
Interest income	63,304	15,942
Interest expense and other financing charges	(816,208)	(827,817)
Gains (losses) on foreign exchange - net	95,360	(478,269)
Others - net	(92,941)	53,408
Other Charges - Net	(750,485)	(1,236,736)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	1,225,224	425,761
INCOME TAX BENEFIT / (EXPENSE)		
Current	(459,394)	(267,073)
Deferred	(13,782)	78,310
Income Tax Expense - Net	(473,176)	(188,763)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES	752,048	236,998
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(90,838)	(112,980)
NET INCOME	661,210	124,018
EARNINGS PER SHARE		
Income from Operations	232	195
Net Income	78	15

Notes : 1. The above financial information for the year ended December 31, 2006 is derived from the consolidated financial statements that have been audited by Purwantono, Sarwoko & Sandjaja, registered public accountants, who have issued an unqualified opinion in its report dated March 16, 2007, while the financial information for the year ended December 31, 2005 is derived from the consolidated financial statements that have been audited by Prasetio, Sarwoko & Sandjaja, who have issued an unqualified opinion in its report dated March 3, 2006.
2. Earnings per share is computed based on the weighted average number of outstanding shares during the years.
3. The foreign exchange rates used at December 31, 2006 and 2005 were Rp 9,020 and Rp 9,830 to US$ 1, respectively.
4. For comparative purposes, certain accounts in the 2005 consolidated financial statements have been reclassified to conform with the 2006 presentation.

Jakarta, March 23, 2007

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

END